Act: 1934
Section:
Rule: 16A-11
Public
Availability: 11/21/2011

NO ACT

DC
PE
11-11-11

Received
NOV 21 2011
Washington, DC 20549

November 21, 2011

11008181

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Simon Property Group, Inc.
Incoming letter dated November 11, 2011

Capitalized terms have the same meanings as defined in your letter.

You have asked the Division whether Mr. Simon's mandatory reinvestment of the after-tax portion of distributions on unvested LTIP Units and dividends on unvested Shares in Shares may rely on the exemption provided by Rule 16a-11 under the Securities Exchange Act of 1934, in circumstances where the Company maintains a dividend reinvestment plan that satisfies Rule 16a-11's exemptive conditions. The purchases of such Shares on Mr. Simon's behalf will be made on the same day as, and otherwise on terms similar to, purchases made under the dividend reinvestment plan.

Based on the facts presented, the Division is of the view that Rule 16a-11 would be available to exempt the acquisition of Shares by Mr. Simon pursuant to such mandatory reinvestments.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Anne Krauskopf
Senior Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Mail Stop 4561

Michael J. Segal
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150

Re: Simon Property Group, Inc.

Dear Mr. Segal:

In regard to your letter of November 11, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

November 11, 2011

VIA FEDERAL EXPRESS AND VIA SEC WEBSITE (https://www.sec.gov/forms/corp_fin_noaction)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Simon Property Group, Inc. — Section 16 Rules

Ladies and Gentleman:

Our client, Simon Property Group, Inc. (the "Company"), has entered into a Series CEO LTIP Unit Award Agreement (the "Award Agreement") with its Chairman and Chief Executive Officer, David Simon, pursuant to which Mr. Simon was granted an award under a long-term incentive program established under the Simon Property Group, L.P. 1998 Stock Incentive Plan. The award is in the form of a new series of limited partnership interests ("LTIP Units") issued by the Company's operating partnership subsidiary, Simon Property Group, L.P. (the "Partnership"). Pursuant to the Award Agreement, Mr. Simon is required to reinvest the after-tax portion of distributions paid to him on unvested LTIP Units in shares of the Company's common stock ("Shares"), and further required to reinvest the after-tax portion of dividends on such Shares (while unvested) in additional Shares. On behalf of the Company, we request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), of the Securities and Exchange Commission (the "Commission") advise us of its concurrence with our client's view that Mr. Simon's acquisition of Company common stock pursuant to this distribution and dividend reinvestment feature of the Award Agreement is exempted from Section 16 of the Securities Exchange Act of 1934 as amended (the "Act") by virtue of Rule 16a-11. The Company has provided us with, and has authorized us to make on its behalf, the factual representations set forth in this letter.

I. Factual Background

The Company is a real estate investment trust ("REIT") whose common stock is traded on the New York Stock Exchange under the symbol SPG. Like many REITs, the Company owns all of its real estate assets through an operating partnership – namely, the Partnership. The Company is required, by the terms of the Partnership's limited partnership agreement, to own and operate its active business through the Partnership. As of June 30, 2011, the Company had an 83.0% ownership interest in the Partnership and was, and continues to be, the Partnership's sole general partner. Pursuant to and subject to the terms of the Partnership's limited partnership agreement, each limited partner of the Partnership has the right to exchange all or any portion of its limited partnership units for Shares on a one-for-one basis or cash, as determined by the Company. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the five (5) day average of the trading price of the Shares at that time. Each Holder of a limited partnership unit receives cash distributions from the Partnership that are equal to and paid on the same date as the cash dividends the Company pays on a Share.

On July 6, 2011, the Company granted to Mr. Simon a one-time award of 1,000,000 LTIP Units pursuant to the Award Agreement. The LTIP Units vest and become nonforfeitable in one-third increments on the day prior to each of the sixth, seventh and eighth anniversaries of grant, generally subject only to Mr. Simon's continued employment. The LTIP Units are not subject to any performance vesting conditions. Subject to certain capital account requirements described in the Certificate of Designation of the LTIP Units, vested LTIP Units may be converted into limited partnership units on a one-for-one basis and the limited partnership units received on conversion will have the exchange rights described above. Mr. Simon will receive distributions in an amount per vested and unvested LTIP Unit equal to the regular distributions payable on limited partnership units of the Partnership and, subject to certain restrictions, he will be entitled to receive a pro-rata share of special distributions, if any. The distributions paid by the Partnership on Mr. Simon's LTIP Units, like the distributions paid on limited partnership units, are equal to, and paid at the same time as, the dividends paid on Shares.

In accordance with the terms of the Award Agreement, a broker or agent acceptable to Mr. Simon will use the after-tax portion of quarterly cash distributions paid on unvested LTIP Units (including any special distributions) to purchase, on the public trading market, Shares which will be subject to forfeiture on the same terms as the LTIP Units in respect of which such Shares are purchased. The after-tax portion of dividends paid on the purchased Shares are, in turn, required to be used to purchase additional Shares, also on the public trading market, which will be subject to the same vesting and forfeiture conditions as that of the associated LTIP Units. The compensation committee of the board of directors of the Company required Mr. Simon to purchase Shares with these dividends and distributions on the open market, rather than purchase newly issued Shares directly from the Company, so as to avoid any dilution to the Company's shareholders. The vast majority of other holders of limited partnership units did not receive their units as part of a compensation program and therefore are not required to directly reinvest cash distributions paid on their units in additional units or in Shares.

Upon the vesting of any LTIP Units in accordance with the Award Agreement, a pro-rata portion of such purchased Shares and any cash retained from the after-tax portion of LTIP Unit distributions and dividends on the associated purchased Shares (which would be de minimis since this would represent no more than a fraction of a Share) will become vested and nonforfeitable, and released to Mr. Simon, based on a fraction, the numerator of which is the number of unvested LTIP Units that become vested on the vesting date and the denominator of which is the number of unvested LTIP Units held by Mr. Simon on the preceding day. In the event that any purchased Shares and retained cash have not been released to Mr. Simon by the eighth anniversary of the grant date of the LTIP Units (the last day on which vesting of LTIP Units may occur), such purchased shares and retained cash will be released to the Partnership without consideration to Mr. Simon, for cancellation in the case of the Shares. Mr. Simon's reinvestment feature was negotiated as part of the employment and compensation arrangement he entered into with Company at the time of the grant of the LTIP Units.

The Simon Property Group, Inc. Investor Services Program ("ISP") is administered by an affiliate of the transfer agent for the Shares and is available to all shareholders of the Company. Shareholders participating in the ISP may choose to reinvest all or any portion of the dividends paid on Shares they own in additional Shares acquired through open market purchases made by the administrator. Employees of the Company may enroll in the ISP on the same terms available to all other shareholders. The availability and terms of the ISP are set forth in program materials which can be accessed from the investor relations section of the Company's website and from the administrator. Open market purchases of Shares under the ISP are made as promptly as practicable after a dividend payment date. As a practical matter, all such purchases have been made under the ISP on the same day that dividends are paid. Mr. Simon will enter in a plan in accordance with Rule 10b5-1 under the Exchange Act in respect of the purchases of shares described in this letter. That plan will require that the purchases of Shares made on Mr. Simon's behalf with the after-tax portion of LTIP Unit distributions and dividends on the associated purchased Shares, as described above, will be made on the same day as, and otherwise on terms similar to, purchases made under the ISP. Mr. Simon will not have any control over the timing of these Share purchases or on any of the other conditions or aspect of the purchases.

II. Analysis

The Company respectfully submits its belief that any purchases of Shares made by Mr. Simon with the after-tax portion of distributions paid on his LTIP Units or the after-tax portion of the dividends paid on Shares acquired with those distributions or previously paid dividends, as described above, are exempt from Section 16 of the Act pursuant to Rule 16a-11. Rule 16a-11 provides that:

> "Any acquisition of securities resulting from the reinvestment of dividends or interest on securities of the same issuer shall be exempt from section 16 of the Act if the acquisition is made pursuant to a plan providing for the regular reinvestment of dividends or interest and the plan provides for broad-based participation, does not discriminate in favor of employees of the issuer, and operates on substantially the same terms for all plan participants."

The Staff has taken the position that, if an issuer has a dividend reinvestment plan ("DRIP") that meets the conditions of Rule 16a-11, then purchases of the issuer's securities resulting from the reinvestment of dividends occurring outside the DRIP also qualify for the Rule 16a-11 exemption so long as the acquisitions occur on terms that are similar to those offered under the DRIP. *See* American Home Products (available December 15, 1992); Simpson, Thacher & Bartlett (available June 19, 1991).

Based on the facts set forth above, the Company believes that the ISP constitutes a "plan" that meets the requirements of Rule 16a-11. The terms under which Mr. Simon must reinvest distributions on LTIP Units and dividends on Shares pursuant to the Award Agreement are not identical in every respect to the terms of the ISP. However, the Staff has not required a complete overlap of the terms of a Rule 16a-11 DRIP and the terms of an analogous arrangement of the same issuer in order to grant relief under Section 16a-11 to the analogous arrangement. Rather, it has been sufficient if the terms of the DRIP and the other arrangement are similar. *See* American Home Products (available December 15, 1992); Simpson, Thacher & Bartlett (available June 19, 1991).

The Company believes that they the terms of the ISP and those of Mr. Simon's reinvestment feature are substantially similar, and in any event sufficiently similar in order for Mr. Simon's reinvestment feature to qualify to relief under Section 16a-11. Mr. Simon's purchases will be made on the same day as purchases under the ISP, at current market prices as under the ISP. Admittedly, upon his entry into the Award Agreement, Mr. Simon's reinvestment program became mandatory while the ISP is a voluntary program; Mr. Simon must reinvest only the after-tax portion of his distributions and dividends, whereas ISP participants may elect to invest all, or less than all, of their dividends in additional Shares (although they may invest only the after-tax portion if they wish, and the Award Agreement does not restrict Mr. Simon from otherwise investing in Shares an amount equal to the taxes due on his distributions and dividends); and Mr. Simon's purchases will not include fractional shares, whereas fractional shares may be purchased under the ISP. However, it is the Company's view that these differences do not create an opportunity for speculative abuse by Mr. Simon or any relative economic advantage for him (or for ISP participants). The Company believes that the reinvestment feature of Mr. Simon's LTIP Units is substantially similar to the ISP in all material respects.

The fact that Mr. Simon is the only employee who will receive this series of LTIP Units and is required to reinvest the distributions thereon and the dividends on the associated purchased Shares, should not preclude Mr. Simon's reinvestment feature from qualifying for relief under Rule 16a-11. Although Mr. Simon's arrangement is not itself required of or otherwise applicable to holders of Shares, the ISP, which the Company believes is substantially similar to Mr. Simon's reinvestment feature, clearly does not discriminate in favor of employees of the issuer and operates on substantially the same terms for all plan participants. The Staff has previously taken the position that the Rule 16a-11 exemption can apply to purchases of an issuer's securities resulting from the reinvestment of dividends occurring outside a DRIP and pursuant to a compensation program of the issuer, available solely to certain employees of the issuer, so long as the issuer's DRIP is non-discriminatory and meets the other conditions of Rule 16a-11 and the compensation-related reinvestment program is sufficiently similar to the DRIP. *See* American Home Products (available December 15, 1992); Simpson, Thacher & Bartlett (available June 19, 1991); Section 16 CD&I Question 111.01 (May 23, 2007). For the reasons discussed above, the Company believes that the reinvestment feature of Mr. Simon's LTIP Units is sufficiently similar to the ISP for purchases of

Shares thereunder resulting from distributions on LTIP Units and dividends on associated Shares to qualify for the Rule 16a-11 exemption, even though Mr. Simon is the only participant in this particular reinvestment program.

Although the Shares purchased under Mr. Simon's reinvestment feature are forfeitable, this distinction (like the other differences from the ISP) does not present Mr. Simon with the opportunity for short-term trading profits or any investing advantage not available to DRIP participants. *See* Girard Co. (available March 3, 1981); *Cf.* Exchange Act Release No. 34-37260, § V.A (May 31, 1996). Indeed, the Staff has previously stated its view that a compensation program featuring the purchase of contingent shares of common stock, subject to forfeiture and other conditions under the applicable incentive plan, nonetheless qualified for the Rule 16a-11 exemption. *See* American Home Products (available December 15, 1992).

Finally, the fact that the LTIP Units awarded to Mr. Simon are interests in the Partnership, rather than direct interests in the Company (i.e., Shares), and that distributions in respect of the LTIP Units are not technically dividends (even though identical in amount and timing of payment), should not affect the availability of Rule 16a-11. The Staff has previously taken the position that the Rule 16a-11 exemption is available for the reinvestment of dividends paid by securities issued by a subsidiary of an issuer in the securities of the issuer. *See* Exchange Act Release No. 34-37260, n.156 (May 31, 1996); Middle South Utilities, Inc. (available August 21, 1982). Additionally, the Staff has advised that "all pro rata distributions to security holders", including distributions by limited partnerships, qualify as "dividends" for purposes of Rule 16a-11. *See* Exchange Act Release No. 34-37260, n.156 (May 31, 1996); UDC-Universal Development L.P. (available July 12, 1988); Unocal Corp. (available October 9, 1986). Consequently, the fact that that the distributions paid on LTIP Units are partnership distributions rather than corporate dividends should not alter the analysis, particularly given that distributions in respect of the LTIP Units are identical in amount and timing of payment of dividends paid on Shares and will be used to repurchase Shares.

III. Conclusion

Based on the foregoing, we respectfully request that the Staff concur with our view that any purchases of Company common stock made by Mr. Simon with the distributions paid on his LTIP Units or on any shares of Company common stock acquired with or in respect of those distributions are exempted from Section 16 of the Act under Rule 16a-11.

Please contact me at (212) 403-1345 if you have any questions or require further information. If the Staff is not inclined to grant our request, we would greatly appreciate the opportunity to discuss the Staff's position before any negative response is issued.

Sincerely,

Michael J. Segal